(d)(4)(vi)

February 29, 2012

ING Series Fund, Inc. 7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the Adviser to ING Large Cap Growth Fund (the “Fund”), agrees that ING Investments shall, from February 29, 2012 through and including October 1, 2014, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	A	C	I	R	W
ING Large Cap Growth Fund	1.15%	1.90%	0.85%	1.40%	0.90%

We are willing to be bound by this letter agreement to lower our fees for the period from February 29, 2012 through and including October 1, 2014. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Suite 100	Fax: 480.477.2700
Scottsdale, AZ 85258-2034	www.ingfunds.com